SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from____________to___________

Commission File Number 000-28846

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Centrue Bank 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Centrue Financial Corporation
7700 Bonhomme Avenue, Suite 300
St. Louis, MO 63105

REQUIRED INFORMATION

          The following financial statements and schedules of the Centrue Bank 401(k) Profit Sharing Plan (the “Plan”), prepared in accordance with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), are filed herewith. Crowe Horwath LLP, the current independent auditors for the Plan, audited the financial statements and schedules of the Plan as of and for the fiscal years ended December 31, 2008 and 2007. The consent of Crowe Horwath LLP is attached as Exhibit 23.1 to this Form 11-K.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Ottawa, Illinois

FINANCIAL STATEMENTS
December 31, 2008 and 2007

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
Ottawa, Illinois

FINANCIAL STATEMENTS
December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
     Centrue Bank 401(k) Profit Sharing Plan and Trust
Ottawa, Illinois

We have audited the accompanying statements of net assets available for benefits of the Centrue Bank 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 23, 2009

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007

	2008	2007

ASSETS
Investments at fair value (Note 4)	$6,445,485	10,735,895

Net assets reflecting all investments at fair value	6,445,485	10,735,895

Adjustment from fair value to contract value for fully benefit-responsive contracts	90,172	13,545

NET ASSETS AVAILABLE FOR BENEFITS	$6,535,657	10,749,440

See accompanying notes to financial statements.

2.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2008

Additions to net assets attributed to
Investment income, excluding net depreciation (Note 4)
Interest and Dividends	$16,970

Total investment income, excluding net depreciation	16,970

Contributions
Participant wage deferrals	888,498
Rollovers	694,265
Employer	425,022

Total contributions	2,007,785

Total additions	2,024,755

Deductions from net assets attributed to
Net depreciation in fair value of investments (Note 4)	4,903,715
Benefits paid to participants	1,333,023
Administrative expenses	1,800

Total deductions	6,238,538

Net decrease	(4,213,783)

Net assets available for benefits
Beginning of year	10,749,440

End of year	$6,535,657

See accompanying notes to financial statements.

3.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the Centrue Bank 401(k) Profit Sharing Plan and Trust (“the Plan”) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering employees of the Company and certain of its subsidiaries. The Plan was established effective January 1, 1998 and restated effective January 1, 2006 and covers all employees who have completed three months of service (six months prior to January 1, 2006) and are aged 20½ or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The administrator of the Plan is Centrue Financial Corporation (the Administrator) and the trustee of the Plan is Centrue Bank (the Trustee), which is a subsidiary of the Administrator. The Plan’s assets are held by First Mercantile Trust Company.

Contributions: Each year, participants may contribute up to the maximum allowed under Internal Revenue Code (IRC) Sections 402(g) and 415 of their annual compensation. The Company can make a discretionary contribution, subject to certain limitations under applicable federal income tax laws and regulations, on an annual basis. The Company’s discretionary contribution is allocated to participant accounts on the last day of the year based on the ratio of each participant’s eligible compensation for the year to total eligible compensation for the year. The employer non-elective safe harbor contribution is allocated to participant accounts each pay period based on each participant’s eligible compensation and was 3% of eligible wages for the 2008 plan year. Effective January 1, 2008, the Plan was amended to require automatic enrollment of eligible participants. Eligible participants who do not elect a specific deferral percentage or decline enrollment will be automatically enrolled into the Plan with a 3% deferral percentage.

Participant Accounts: Each participant’s account is credited with that employee’s contributions and an allocation of plan earnings. Employer contributions are allocated to participant accounts in proportion to employee contributions or employee compensation, as provided in the plan document. Plan earnings are allocated to participant accounts in proportion to the participant’s account balance to total account balances in each investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Upon termination of a participant, the portion of the employer contribution account not vested will be forfeited and allocated to eligible participants as of the last day of the plan year for which the terminated participant receives a distribution.

(Continued)

4.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon attainment of early retirement age (55) and completion of six years of service or attainment of normal retirement age (65), death, or disability.

Vesting: Participants are immediately vested in their voluntary contributions and any employer safe-harbor contributions, plus actual earnings thereon. In the event that the Company makes matching contributions in excess of safe-harbor contributions, a participant would be 100% vested after six years of service in accordance with the table below.

Years of Service	Percent Vested

Less than two	0%
Two	20
Three	40
Four	60
Five	80
Six	100

Payment of Benefits: Upon retirement, death, disability, or other termination of employment with the Company, participants or designated beneficiaries may receive distributions of their vested accounts in lump-sum cash amounts.

Loan Provisions: Participants may borrow up to 50% of their vested account balance up to a maximum of $50,000. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years except for the purchase of a primary residence, which may be for a reasonable period of time. Loans are secured by the balance in the participant’s account and bear interest at a rate determined by loan policy which states, at the time the loan is received the rate is equal to the Wall Street Journal Prime Rate plus 1%. Interest rates on loans outstanding at December 31, 2008 range from 4.25% to 9.25%. Principal and interest are paid ratably through semi-monthly payroll deductions, and repayments are reinvested into the participant’s account according to the current investment election.

Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the Administrator. The employee may elect to direct these contributions in multiples of 1%. Employer contributions are allocated in the same percentages that the employee has elected. The Plan offers various investment options, including Centrue Financial Corporation common stock. Plan participants are allowed to reallocate funds between investment options on a daily basis.

(Continued)

5.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan uses the accrual basis of accounting based on accounting principles generally accepted in the United States of America.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (FAS 157). This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. The impact of adoption of this standard as of January 1, 2008 was not material to the Plan’s net assets available for benefits.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In April 2009, the FASB issued Staff Position (FSP) No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That are Not Orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants. The FSP provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The FSP also requires increased disclosures. This FSP is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Plan management does not expect the adoption to have a material effect on the Plan’s net assets available for benefits or changes therein.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

FAS 157 defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. FAS 157 establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

(Continued)

6.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Common stock: The fair values of investments in common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Common collective funds: The fair values of participation units held in common collective funds, other than stable value funds, are based on their net asset values, as reported by the managers of the common collective funds and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The fair values of interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported by the fund managers (level 2 inputs).

Money market accounts and cash equivalents: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

Participant loans: Participant loans are reported at amortized cost, which approximates fair value (level 3 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

7.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2008 Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Investments	$1,265,060	$4,991,850	$188,575

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2008, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

Participant Loans

Beginning balance, January 1, 2008	$170,565

Purchases, sales, issuances and settlements (net)	18,010

Ending balance, December 31, 2008	$188,575

(Continued)

8.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in a fully benefit-responsive contract through its investment in the ABN-AMRO Income Plus Fund.

Risks and Uncertainties: The Plan provides for various investment options in common collective trust funds and employer stock. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

At December 31, 2008 and 2007, approximately 19% and 33%, respectively, of the Plan’s assets were invested in Centrue Financial Corporation common stock.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(Continued)

9.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2008 and 2007

NOTE 4 - INVESTMENTS

The following table presents the fair value of plan investments as of December 31, 2008 and 2007 that represent 5% or more of the Plan’s net assets.

	2008	2007

Investments at fair value
Common collective funds
ABN-AMRO Income Plus Fund (contract value was $1,130,704 and 881,345 at December 31, 2008 and 2007, respectively)	$1,040,532	$867,800
Lifestyle Moderate Growth Strategy Fund	399,759	533,546	*
Federated Kaufmann A Fund Fund	388,437	764,455
American Funds Growth Fund	379,805	553,269
NWQ Investment Management Fund	397,094	608,902
American Funds Europacific R4 Fund	400,628	648,213

Common stock
Centrue Financial Corporation common stock fund (205,034 and 160,639 shares at December 31, 2008 and 2007, respectively)	1,265,060	3,571,843

*Did not meet the 5% threshold.

During the year ended December 31, 2008, the Plan’s investments (including investments bought, sold, and held during the year) depreciated in fair value as follows:

Common collective trusts	$(2,584,491)
Common stock	(2,319,224)

Net change in fair value	$(4,903,715)

For the plan year ended December 31, 2008, the Plan’s investments earned dividend and interest income of $16,970.

(Continued)

10.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2008 and 2007

NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. At December 31, 2008 and 2007, the Plan held investments in common collective funds managed by First Mercantile Trust Company (First Mercantile). First Mercantile is the custodian of the Plan; therefore, these qualify as party-in-interest investments. The Plan also holds party-in-interest investments in the form of participant loans at December 31, 2008 and 2007 of $188,575 and $170,565, respectively.

The Plan allows participants to invest their account balances in the Centrue Financial Corporation common stock fund. At December 31, 2008 and 2007, the Plan had $1,265,060 and $3,571,843, respectively, invested in Employer Stock. The Plan’s investment in Employer Stock was held through a unitized investment fund managed by First Mercantile. The Plan held 205,034 and 160,639 shares of Employer stock as of December 31, 2008 and 2007, respectively.

Professional fees for the audit of the Plan and other administrative costs of the Plan were paid by the Company. During the plan year ended December 31, 2008, the Plan paid administrative fees totaling $1,800 to First Mercantile.

NOTE 6 - TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

(Continued)

11.

SUPPLEMENTAL SCHEDULE

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2008 and 2007
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of Plan Sponsor: Centrue Financial Corporation
Employer Identification Number: 36-3145350
Three Digit Plan Number: 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value

		Money market fund
*	First Mercantile	FMT/SSgA Treas M.M. Fund; 7,169.6312		$76,990

		Common collective funds
*	First Mercantile	ABN-AMRO Income Plus Fund; 100,930.4656		1,130,704
*	First Mercantile	Vanguard 500 Index Fund; 20,309.347		156,680
*	First Mercantile	Federated Kaufmann A Fund; 53,921.9271		388,437
*	First Mercantile	Vanguard Midcap Index Fund; 34,958.3692		218,644
*	First Mercantile	BlackRock Interm Government Bond Fund; 6,809.2091		78,936
*	First Mercantile	American Funds Growth Fund; 53,714.5383		379,805
*	First Mercantile	Jennison Dryden Small Cap Core Fund; 26,556.3869		169,881
*	First Mercantile	Oppenheimer Developing Markets Fund; 17,782.2466		132,997
*	First Mercantile	American Funds Europacific R4 Fund; 53,258.6583		400,628
*	First Mercantile	Calvert Income A Fund; 23,302.1223		216,812
*	First Mercantile	LifeStyle Moderate Growth Strategy Fund; 49,928.7497		399,759

(Continued)

12.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2008 and 2007
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

Name of Plan Sponsor: Centrue Financial Corporation
Employer Identification Number: 36-3145350
Three Digit Plan Number: 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value

*	First Mercantile	Smith Group Asset Management Fund; 40,488.9902		$300,671
*	First Mercantile	NWQ Investment Management, LLC Fund; 60,665.8065		397,094
*	First Mercantile	BlackRock Capital Management, Inc Fund; 4,207.9202		48,231
*	First Mercantile	Zevenbergen Capital Investments LLC Fund; 20,910.9220		148,177
*	First Mercantile	LifeStyle Conservative Growth Strategy Fund; 4,066.0157		35,744
*	First Mercantile	LifeStyle Aggressive Growth Strategy Fund; 37,952.9873		271,793

		Common Stock
*	Centrue Bank	205,034 shares		1,265,060

		Other

*	First Mercantile	Cash Equivalents		130,039
*	Participant Loans	Interest rates ranging from 4.25% to 9.25%		188,575

	Total investments			$6,535,657

*	Party-in-interest.
**	Not applicable for participant-directed investments.

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2008 and 2007

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTRUE BANK
401(k) PROFIT SHARING PLAN

Date: June 23, 2009	By:	/s/ Kurt R. Stevenson

Kurt R. Stevenson
Senior Executive Vice President and
Chief Executive Officer

CENTRUE BANK 401(k) PROFIT
SHARING PLAN AND TRUST
December 31, 2008 and 2007
CENTRUE BANK 401(k) PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description

23.1	Consent of Crowe Horwath LLP